Mail Stop 4561

October 2, 2006

By U.S. Mail and Facsimile to (212) 389-1707

Mr. John D. Liu
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue
New York, New York 10022

      Re: Greenhill & Co., Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 2, 2006
              File No. 001-32147

Dear Mr. Liu:

We have reviewed your response, dated September 7, 2006, and have the following additional comments. In our comments, we are asking you to revise your financial statements and to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page F-6

1. Please refer to prior comment 1. We believe that your financial statement presentation should comply with Article 5 of Regulation S-X, which requires a presentation of Cost of revenues. Please revise to separately present the cost of revenues and to present interest income as a component of non-operating income on your Statement of Income. If you believe compliance with this requirement would result in an undue financial burden, please quantify the estimated expense you would incur to become compliant with the reporting presentation of Article 5 of Regulation S-X, and we will consider relief from this presentation requirement.

2. Please refer to prior comment 1. In order to provide further clarification to your

response, please tell us whether you track aggregate costs, directly and indirectly, attributable to your combined revenue streams.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with drafts of your intended revisions prior to filing an amendment. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3494 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief